Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-151345

June 25, 2008

Dear Restricted Share Holder,

You are receiving this letter because you held restricted shares of common stock of Clear Channel Communications, Inc. (“CCU”) as of 5:00 p.m., New York City Time, on June 19, 2008, the record date for the special meeting of our shareholders (the “Special Meeting”) to vote on the proposed merger of CCU with BT Triple Crown Merger Co., Inc. (“Merger Sub”), an indirect wholly owned subsidiary of CC Media Holdings, Inc. (“Holdings”). The Special Meeting is scheduled to occur on July 24, 2008. If shareholders representing two-thirds or more of our outstanding shares vote in favor of the merger and the merger is consummated, CCU will become an indirect wholly owned subsidiary of Holdings.

IMPORTANT!:  All restricted shares awarded after April 30, 2007 (“Post-April Restricted Shares”) will immediately prior to the merger be converted into restricted shares of Class A Common Stock of Holdings. This is in accordance with the terms of the restricted stock agreements under which grants of the Post-April Restricted Shares were made, which also provide that Post-April Restricted Shares will continue to be subject to the vesting schedule and other terms and conditions described therein. Therefore, DO NOT INCLUDE Post-April Restricted Shares in the elections described below. You should only consider your holdings of restricted shares granted prior to May 1, 2007 in your decision of whether you wish to elect cash or shares in the merger.

Except as described above, you may elect to receive cash or shares of Class A Common Stock of Holdings for your restricted shares.

•	TO RECEIVE CASH FOR ALL OF YOUR RESTRICTED SHARES YOU DO NOT NEED TO SUBMIT THE ENCLOSED FORM OF ELECTION (RESTRICTED SHARES) OR LETTER OF TRANSMITTAL (RESTRICTED SHARES). IF YOU DO NOT SUBMIT A FORM OF ELECTION (RESTRICTED SHARES) AND LETTER OF TRANSMITTAL (RESTRICTED SHARES) WITH RESPECT TO YOUR RESTRICTED SHARES, YOU WILL BE DEEMED TO HAVE MADE A CASH ELECTION AND WILL BE ENTITLED TO RECEIVE CASH CONSIDERATION WITH RESPECT TO YOUR RESTRICTED SHARES THAT ARE OUTSTANDING AS OF THE EFFECTIVE DATE OF THE MERGER.

FOLLOWING THE CLOSING OF THE MERGER, YOU WILL RECEIVE A LETTER OF TRANSMITTAL AND YOU MUST COMPLETE, SIGN, DATE, AND RETURN THAT LETTER OF TRANSMITTAL IN ORDER TO RECEIVE YOUR CASH MERGER CONSIDERATION.

•	TO RECEIVE SHARES OF CLASS A COMMON STOCK OF HOLDINGS FOR SOME OR ALL OF YOUR RESTRICTED SHARES, YOU MUST SUBMIT (1) THE ENCLOSED FORM OF ELECTION (RESTRICTED SHARES) SPECIFYING (A) THE NUMBER OF RESTRICTED SHARES THAT YOU DESIRE TO CONVERT INTO CASH, IF ANY, AND (B) THE NUMBER OF RESTRICTED SHARES THAT YOU DESIRE TO CONVERT INTO SHARES OF CLASS A COMMON STOCK OF HOLDINGS, AND (2) THE ENCLOSED LETTER OF TRANSMITTAL (RESTRICTED SHARES).* (PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF ELECTION (RESTRICTED SHARES) AND LETTER OF TRANSMITTAL (RESTRICTED SHARES) AND RETURN THEM TO MELLON INVESTOR SERVICES LLC, THE PAYING AGENT, NO LATER THAN 5:00 PM, NEW YORK CITY TIME, ON JULY 17, 2008

* The number of restricted shares you currently hold is a gross number, while the per share merger consideration you are eligible to receive will be paid based on a net number of restricted shares calculated as follows: the number of restricted shares of Clear Channel common stock held by you less the number of shares having a value equal to any required tax withholding. With respect to restricted shares that vest upon closing of the merger, taxes will be calculated based on the cash consideration of $36.00; and with respect to restricted shares that vest between the Election Deadline and the closing of the merger, taxes will be calculated based on the fair market value of Clear Channel common stock on the date of vesting.

(THE “ELECTION DEADLINE”), THE FIFTH BUSINESS DAY IMMEDIATELY PRECEDING THE DATE OF THE SPECIAL MEETING.

We have included with this letter the following materials:

•	a Frequently Asked Questions, which we refer to as the FAQ, to explain your choices and the decisions you need to make (we encourage you to read the FAQ carefully and in its entirety as it contains important information regarding your election);

•	a Form of Election (Restricted Shares) and a Letter of Transmittal (Restricted Shares), and return envelope, that must be completed and returned to us on or before 5:00 p.m., New York City time, on July 17, 2008 in order to receive merger consideration in the form of shares of Class A common stock of Holdings or a mix of cash and shares of Class A common stock of Holdings; and

•	a copy of our proxy statement/prospectus which provides information about the merger.

As noted above, you do not have to complete the enclosed Form of Election (Restricted Shares) or Letter of Transmittal (Restricted Shares) if you wish to receive cash for all of your restricted shares. However, following the closing of the merger, you will receive a Letter of Transmittal (Restricted Shares) and you must complete, sign, date and return that Letter of Transmittal (Restricted Shares) in order to receive your cash merger consideration.

ENCLOSED IS A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CCU’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

If you have any questions regarding the enclosed documents, please contact Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

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